UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

784109209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,772*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,772*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,772*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO
*  Includes 34,488 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,685
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 166,685
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,772*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,772*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,772*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN
*  Includes 34,488 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,504
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,504
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,828
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 156,828
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Todd Rosner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 215,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.  North & Webster Fund II, LP is hereby added as a Reporting Person to the Schedule 13D.

Item 2 is hereby amended to add the following:

North & Webster Fund II, LP (“NW Fund II”) is a Delaware limited partnership.  The principal business of NW Fund II is serving as a private investment fund.  North & Webster is the General Partner of NW Fund II.  The principal business address of NW Fund II is 1430 Massachusetts Ave., Cambridge, Massachusetts 02138.

NW Fund II has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

NW Fund II has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 26,250 Shares owned by HVF is approximately $25,447.  The aggregate purchase price of the 3,750 Shares owned by Microcap is approximately $3,802.  The aggregate purchase price of the 251,200 Shares owned by Tarsier is approximately $256,001.  The Shares owned by HVF, Microcap and Tarsier were acquired with working capital.

The aggregate purchase price of the 209,772 Shares beneficially owned by North & Webster is approximately $234,954.  The aggregate purchase price of the 166,685 Shares owned by NW Fund is approximately $180,017.  The aggregate purchase price of the 2,400 Shares owned by NW Fund II is approximately $3,492.  The Shares beneficially owned by North & Webster, NW Fund and NW Fund II were acquired with working capital.

The aggregate purchase price of the 58,504 Shares owned by Deep Woods is approximately $77,544.  The aggregate purchase price of the 156,828 Shares owned by Deep Woods QP is approximately $224,878.  The Shares owned by Deep Woods and Deep Woods QP were acquired with working capital.

Items 5(a) and (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,573,856 Shares outstanding, as of May 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2008.

CUSIP NO. 784109209

As of the date hereof, HVF owns 26,250 Shares, constituting less than one percent of the Shares outstanding, Microcap owns 3,750 Shares, constituting less than one percent of the Shares outstanding, and Tarsier owns 251,200 Shares, constituting approximately 5.5% of the Shares outstanding.  As the investment manager of each of HVF, Microcap and Tarsier, Hummingbird may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 6.1% of the Shares outstanding.  As the managing member of Hummingbird, Mr. Sonkin may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 6.1% of the Shares outstanding.  Hummingbird has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  Hummingbird and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

HC, as the general partner of each of HVF, Microcap and Tarsier, may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 6.1% of the Shares outstanding.  As the managing member of HC, Mr. Sonkin may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  HC has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  HC and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

As of the date hereof, NW Fund owns 166,685 Shares, constituting approximately 3.6% of the Shares outstanding, and NW Fund II owns 2,400 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of NW Fund and NW Fund II, North & Webster may be deemed to beneficially own the 166,685 Shares and 2,400 Shares owned by NW Fund and NW Fund II, respectively, 34,488 Shares held in managed accounts over which it has voting and dispositive power (the “Managed Accounts”) and 6,199 Shares it owns directly, constituting in the aggregate approximately 4.6% of the Shares outstanding.  As the managing member of North & Webster, Mr. Kidston may be deemed to beneficially own the 209,772 Shares beneficially owned by North & Webster, constituting approximately 4.6% of the Shares outstanding.  Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster.  North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts, NW Fund and NW Fund II, except to the extent of its pecuniary interest therein.  Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

As of the date hereof, Deep Woods owns 58,504 Shares, constituting approximately 1.3% of the Shares outstanding, and Deep Woods QP owns 156,828 Shares, constituting approximately 3.4% of the Shares outstanding.  As the managing partner of Deep Woods and Deep Woods QP, Mr. Rosner may be deemed to beneficially own the 58,504 Shares and the 156,828 Shares owned by Deep Woods and Deep Woods QP, respectively, constituting in the aggregate approximately 4.7% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods and Deep Woods QP.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods and Deep Woods QP, except to the extent of his pecuniary interest therein.

CUSIP NO. 784109209

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On July 10, 2008, NW Fund II entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement whereby NW Fund II agreed to be bound by the terms of the Joint Filing and Solicitation Agreement.  The Joinder Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1
Joinder Agreement, dated July 10, 2008, by North & Webster Fund II, LP to the Joint Filing and Solicitation Agreement dated March 13, 2008 by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC, Paul D. Sonkin, North & Webster, LLC, North & Webster Value Opportunities Fund, LP, Samuel A. Kidston, Deep Woods Partners LP, Deep Woods Partners QP, LP, and Todd Rosner.

CUSIP NO. 784109209

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2008

HUMMINGBIRD VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
Paul D. Sonkin

CUSIP NO. 784109209

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER FUND II, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston

DEEP WOODS PARTNERS LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

DEEP WOODS PARTNERS QP, LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

/s/ Todd Rosner
Todd Rosner

CUSIP NO. 784109209

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

HUMMINGBIRD MANAGEMENT, LLC
None

PAUL D. SONKIN
None

HUMMINGBIRD CAPITAL, LLC
None

HUMMINGBIRD VALUE FUND, L.P.
None

HUMMINGBIRD MICROCAP VALUE FUND, L.P.
None

TARSIER NANOCAP VALUE FUND, L.P.
None

NORTH & WEBSTER, LLC

2,000*	1.4120	05/19/2008
1,000*	1.4000	06/16/2008

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

400	1.3000	05/20/2008
188	1.3000	05/27/2008
100	1.3000	05/29/2008
500	1.3000	06/16/2008

NORTH & WEBSTER FUND II, LP

600	1.4500	07/08/2008
1,800	1.4500	07/09/2008

* Shares purchased by certain managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

SAMUEL A. KIDSTON
None

DEEP WOODS PARTNERS, LP

594	1.3500	06/16/2008

DEEP WOODS PARTNERS QP, LP

1,606	1.3500	06/16/2008

TODD ROSNER
None